Filed Pursuant to Rule 433
Registration No. 333-158385
January 10, 2012
FREE WRITING PROSPECTUS
(To Prospectus dated April 2, 2009,
Prospectus Supplement dated April 9, 2009)

HSBC USA Inc.

Leveraged Outperformance Notes due January     , 2014
Linked to Platinum and Gold
The return from these Leveraged Outperformance Notes (each a “Note” and collectively the “Notes”) is linked to the performance of platinum relative to the performance of gold from the Trade Date to the Final Valuation Date.  If, on the Maturity Date, the Reference Return is positive, investors will receive (subject to the credit risk of HSBC USA Inc.) a cash payment equal to three times the Reference Return, subject to the Maximum Return.  If the Reference Return is less than zero, investors will be fully exposed to the negative Reference Return and will lose some, and may lose all, of the principal amount of their Notes.  However, in no event will investors lose more than their investment in the Notes.

The Notes are senior unsecured debt obligations of the issuer, HSBC USA Inc., and are not, either directly or indirectly, an obligation of any third party.  As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC USA Inc., except such obligations as may be preferred by operation of law. Any payment to be made on the Notes depends on the ability of HSBC USA Inc. to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC USA Inc. may affect the market value of the Notes and, in the event HSBC USA Inc. were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

Terms and Conditions
Issuer	HSBC USA Inc.
Trade Date / Pricing Date	January , 2012*
Settlement Date	January , 2012*
Final Valuation Date**	January , 2014*
Maturity Date**	January , 2014
Reference Asset	Platinum (represented by the price of one troy ounce of platinum) and gold (represented by the price of one troy ounce of gold)
Upside Participation Rate	300%
Maximum Return	33.50% – 37.00% (the actual Maximum Return will be determined on the Trade Date and will not be less than 33.50%)
Reference Return	Platinum Return – Gold Return
Platinum Return	(Final Platinum Price – Initial Platinum Price) / Initial Platinum Price
Gold Return	(Final Gold Price – Initial Gold Price) / Initial Gold Price
Official Price	See page FWP-2
CUSIP	4042K1VQ3
ISIN	US4042K1VQ30
* Subject to change depending on the actual Trade Date for your Notes.
** Subject to adjustment as described below under the caption “Supplemental Information Relating to the Terms of the Notes — Market Disruption Events” and acceleration as described below under the caption “Supplemental Information Relating to the Terms of the Notes — Commodity Hedging Disruption Events”.
Investment in the Notes involves certain risks. You should refer to “Risk Factors” beginning on page FWP-6 of this document and page S-3 of the accompanying prospectus supplement.

Payoff Diagram

Hypothetical Examples****

Reference Return	Investment in the Notes	Reference Return	Investment in the Notes
100%	$1,335	-5%	$950
90%	$1,335	-10%	$900
80%	$1,335	-20%	$800
70%	$1,335	-30%	$700
60%	$1,335	-40%	$600
50%	$1,335	-50%	$500
40%	$1,335	-60%	$400
30%	$1,335	-70%	$300
20%	$1,335	-80%	$200
11.17%	$1,335	-90%	$100
10%	$1,300	-100%	$0
5%	$1,150	-105%	$0
0%	$1,000	-110%	$0
**** These hypothetical examples are based on a number of other assumptions, as set forth on page FWP-10 of this free writing prospectus, including, among others, the assumption that the Maximum Return percentage is 33.50%.  These hypothetical examples are included for illustrative purposes only.

The Notes will not be listed on any U.S. securities exchange or automated quotation system. The Notes will not bear interest.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or underlying supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes.  HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors.  HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale.  Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction.  See “Supplemental Plan of Distribution (Conflicts of Interest)” on page FWP-17 of this free writing prospectus.

Investment in the Notes involves certain risks. You should refer to “Risk Factors” beginning on page FWP-6 of this document and page S-3 of the accompanying prospectus supplement.

	Price to Public	Fees and Commissions1	Proceeds to Issuer
Per Note Total	100% $	% $	% $

1HSBC USA Inc. or one of our affiliates may allow varying discounts and commissions to other broker or dealers of up to 2.00% per $1,000 Principal Amount of Notes in connection with the distribution of the Notes, a portion of which may consist of selling concessions of up to 2.00%.  See “Supplemental Plan of Distribution (Conflicts of Interest)” on page FWP-17 of this free writing prospectus.

The Notes:
Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC USA Inc. Leveraged Outperformance Notes Linked to Platinum and Gold

This free writing prospectus relates to a single offering of Leveraged Outperformance Notes.  The offering will have the terms described in this free writing prospectus and the accompanying prospectus supplement and prospectus.  If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement and prospectus, the terms described in this free writing prospectus shall control.

This free writing prospectus relates to an offering of Notes linked to the difference in the performance of platinum and gold (together, the “Reference Asset”).  The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below.  The following key terms relate to the offering of Notes:

Issuer:	HSBC USA Inc.
Issuer Rating:	A+ (S&P), A1 (Moody’s), AA (Fitch)†
Principal Amount:	$1,000 per Note
Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof
Reference Asset:	Platinum (represented by the price of one troy ounce of platinum) and gold (represented by the price of one troy ounce of gold)
Trade Date / Pricing Date:	January , 2012*
Settlement Date:	January , 2012*
Final Valuation Date:	January , 2014*, subject to adjustment as described below under the caption “Final Valuation Date and Maturity Date.”
Maturity Date:
3 business days after the Final Valuation Date and is expected to be January     , 2014*.  The Maturity Date is subject to adjustment as described below under the caption “Final Valuation Date and Maturity Date” and acceleration as described below under the caption “Commodity Hedging Disruption Events.”

Payment at Maturity:
You will receive a payment on the Maturity Date calculated as follows:

■ If the Reference Return is positive, you will receive a cash payment on the Maturity Date equal to the lesser of:
a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and
b) $1,000 + ($1,000 × Maximum Return).

■ If the Reference Return is zero or negative, you will receive a cash payment on the Maturity Date equal to:
$1,000 + ($1,000 × Reference Return)

Under these circumstances, you will lose 1% of the Principal Amount of your Notes for each percentage point that the Reference Return is below zero.  For example, if the Reference Return is -30%, you will suffer a 30% loss and receive 70% of the Principal Amount. If the Reference Return is less than zero, you may lose up to 100% of your investment.

Upside Participation Rate:	300%
Maximum Return:	33.50% - 37.00% (the actual Maximum Return will be determined on the Trade Date and will not be less than 33.50%).
Reference Return:	Platinum Return – Gold Return
Platinum Return:	Final Platinum Price – Initial Platinum Price Initial Platinum Price
Gold Return:	Final Gold Price – Initial Gold Price Initial Gold Price
Initial Platinum Price:	The Official Price of platinum on the Trade Date.
Initial Gold Price:	The Official Price of gold on the Trade Date.
Final Platinum Price:	The Official Price of platinum on the Final Valuation Date.
Final Gold Price:	The Official Price of gold on the Final Valuation Date.
Official Price:
With respect to platinum, the Official Price of platinum on any scheduled trading day will be the price of one troy ounce of platinum, stated in U.S. dollars, as reported by the London Platinum and Palladium Market (the “LPPM”), or any successor market, during the afternoon platinum price fixing which is released at approximately 2:00 p.m. London, England time, on such day and displayed on Bloomberg Professional® service page “PLTMLNPM <Index>” or any successor page on Bloomberg Professional® service or any successor service, as

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determined by the Calculation Agent.

With respect to gold, the Official Price of gold on any scheduled trading day will be the price of one troy ounce of gold, stated in U.S. dollars, as reported by the London Bullion Market Association (the “LBMA”), or any successor market, during the afternoon gold price fixing which is released at approximately 3:00 p.m. London, England time, on such day and displayed on Bloomberg Professional® service page “GOLDLNPM<Index>” or any successor page on Bloomberg Professional® service or any successor service, as determined by the Calculation Agent.

CUSIP/ISIN:	4042K1VQ3 / US4042K1VQ30
Form of Notes:	Book-Entry
Calculation Agent:	HSBC USA Inc. or one of its affiliates.

† A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The securities themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

* Depending on the actual Trade Date for your Notes, any reference in this free writing prospectus to the month in which the Trade Date, Pricing Date, Final Valuation Date or Maturity Date will occur is subject to change.

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GENERAL

This free writing prospectus relates to a single Note offering linked to the linked to the performance of platinum relative to the performance of gold from the Trade Date to the Final Valuation Date.  The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset.  We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part.  Although the offering of Notes relates to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component commodity included in the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated April 2, 2009 and the prospectus supplement dated April 9, 2009.  If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this free writing prospectus shall control.  You should carefully consider, among other things, the matters set forth in “Risk Factors” beginning on page FWP-6 of this free writing prospectus and page S-3 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.  As used herein, references to the “Issuer”, “HSBC”, “we”, “us” and “our” are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and an underlying supplement) with the SEC for the offering to which this free writing prospectus relates.  Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering.  You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov.  Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

}	The prospectus supplement at: www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

}	The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes.  You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc.  We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance.  In the event of any material changes to the terms of the Notes, we will notify you.

PAYMENT AT MATURITY

On the Maturity Date and for each $1,000 Principal Amount of Notes, you will receive a cash payment determined as follows:

}	If the Reference Return is positive, you will receive a cash payment on the Maturity Date equal to the lesser of:

a)      $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and
b)      $1,000 + ($1,000 × Maximum Return).

}	If the Reference Return is zero or negative, you will receive a cash payment on the Maturity Date equal to:

$1,000 + ($1,000 × Reference Return)

Under these circumstances, you will lose 1% of the Principal Amount of your Notes for each percentage point that the Reference Return is below zero.  For example, if the Reference Return is -30%, you will suffer a 30% loss and receive 70% of the Principal Amount. If the Reference Return is less than zero, you may lose up to 100% of your investment.

Calculation Agent

We or one of our affiliates will act as Calculation Agent with respect to the Notes.

Indenture and Trustee

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, the Notes will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee.  Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement.

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Paying Agent

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, HSBC Bank USA, N.A. will act as paying agent with respect to the Notes pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

}
You seek an investment with an enhanced return linked to the relative performance of platinum to gold, and you believe the Platinum Return will be greater than the Gold Return on the Final Valuation Date.

}	You are willing to invest in the Notes based on the Maximum Return indicated herein, which may limit your return at maturity.

}
You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is less than zero, up  to a maximum loss of your entire investment.

}	You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

}	You do not seek current income from this investment.

}	You do not seek an investment for which there is an active secondary market.

}	You are willing to hold the Notes to maturity.

}	You are comfortable with the creditworthiness of HSBC, as issuer of the Notes.

The Notes may not be suitable for you if:

}	You believe the Reference Return will be negative or that the Reference Return will not be sufficiently positive to provide you with your desired return.

}	You believe the Platinum Return will be less than the Gold Return.

}	You are unwilling to invest in the Notes based on the Maximum Return indicated herein, which may limit your return at maturity.

}	You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is below zero.

}	You seek an investment that provides a full return of principal.

}	You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

}	You seek an investment with current income.

}	You seek an investment for which there will be an active secondary market.

}	You are unable or unwilling to hold the Notes to maturity.

}	You are not willing or are unable to assume the credit risk associated with HSBC, as issuer of the Notes.

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RISK FACTORS

We urge you to read the section “Risk Factors” on page S-3 in the accompanying prospectus supplement.  Investing in the Notes is not equivalent to investing directly in the Reference Asset or the commodities comprising the Reference Asset.  You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus and prospectus supplement.

In addition to the risks discussed below, you should review “Risk Factors” in the accompanying prospectus supplement including the explanation of risks relating to the Notes described in the following sections:

}	“— Risks Relating to All Note Issuances” in the prospectus supplement;

}	“— Additional Risks Relating to Notes With a Reference Asset That Is a Commodity or a Contract or Index Relating Thereto” in the prospectus supplement; and

}	“— Additional Risks Relating to Certain Notes With More Than One Instrument Comprising the Reference Asset” in the prospectus supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the Notes may result in a loss.

The Reference Return will be equal to the difference between the Platinum Return and the Gold Return.  Accordingly, If the Gold Return is higher than the Platinum Return, you will be exposed to such negative difference and your Payment at Maturity will be less than the Principal Amount of your Notes.  You will lose some or all of your investment at maturity if the Reference Return is negative.

The appreciation on the Notes is limited by the Maximum Return.

You will not participate in the Reference Return (as magnified by the Upside Participation Rate) beyond the Maximum Return. The Maximum Return (to be determined on the Trade Date) will not be less than 33.50% or greater than 37.00%.  You will not receive a return on the Notes greater than the Maximum Return.

Credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes will not bear interest.

As a holder of the Notes, you will not receive interest payments.

The prices of platinum and gold may change unpredictably, affecting the value of your Notes in unforeseeable and potentially negative ways.

Platinum

The price of platinum is primarily affected by the global demand for, and supply of, platinum. However, since the platinum supply is very limited, any disruptions in platinum supply tend to have an exaggerated effect on the price of platinum. Key factors that may influence prices are the policies in or political stability of the most important producing countries, in particular, Russia and South Africa (which together account for over 90% of production), the size and availability of the Russian platinum stockpiles, as well as the economic situation of the main consuming countries. Platinum is used in a variety of industries including the automotive industry. Demand for platinum from the automotive industry which uses platinum as a catalytic converter, accounts for approximately 80% of the industrial use of platinum. Platinum is also used in the chemical industry, the electronics industry and the dental industry. The primary non-industrial use of platinum is jewelry, which accounts for approximately 40% of the overall demand for platinum.

Gold

The price of gold is primarily affected by the global demand for, and supply of, gold. The market for gold bullion is global and the price of gold is subject to volatile price movements over short periods of time and is affected by numerous factors, including macroeconomic factors such as the structure of, and confidence in, the global monetary system; expectations of the future rate of inflation; the relative strength of, and confidence in, the U.S. dollar, the currency in which gold prices are generally quoted; interest rates; gold borrowing and lending rates; and global or regional economic, financial, political, regulatory, judicial or other changes or events. The price of gold may

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be affected by industry factors such as industrial and jewelry demand as well as lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions that hold gold.  Additionally, the price of gold may be affected by levels of gold production, production costs and short-term changes in supply and demand due to trading activities in the gold market. It is not possible to predict the aggregate effect of all or any combination of these factors. These factors may affect the price of gold, one component of the Reference Asset and, therefore, the value of your Notes in varying, unpredictable and potentially negative ways.

For additional information about the Reference Asset, see “Description of the Reference Asset” herein.

There are certain risks relating to the Official Prices of platinum and gold being determined by LPPM and LBMA, respectively, including the membership of HSBC Bank USA, N.A. in the LPPM and LBMA.

Platinum

Your Notes are linked in part to the performance of platinum. The Official Price of platinum will be determined by reference to fixing prices reported by the LPPM. The LPPM is a self-regulatory association of platinum and palladium market participants that is not a regulated entity. If the LPPM should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LPPM price fixings as a global benchmark for the value of platinum may be adversely affected. The LPPM is a principals’ market which operates in a manner more closely analogous to an over-the-counter physical commodity market than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LPPM trading. For example, there are no daily price limits on the LPPM which would otherwise restrict fluctuations in the prices of LPPM contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.  In addition, HSBC Bank USA, N.A., an affiliate of ours, is a member of the LPPM.  HSBC Bank USA, N.A. will have no obligation to consider your interests as a holder of the Notes in determining the LPPM afternoon platinum fixing on any day. For additional information about platinum, see “Description of the Reference Asset — Platinum” below.

Gold

Your Notes are also linked in part to the performance of gold.  The Official Price of gold will be determined by reference to the afternoon fixing price reported by the LBMA.  The LBMA is the principal global clearing center for over-the-counter gold bullion transactions, including transactions in spot, forward and options contracts, together with exchange traded futures and options and other derivatives.  Gold is traded on the LBMA by the five members thereof.  Although all members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity.  If the LBMA should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LBMA price fixings as a global benchmark for the value of gold may be adversely affected. The LBMA is a principals’ market which operates in a manner more closely analogous to over-the-counter physical commodity markets than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading.  For example, there are no daily price limits on the LBMA, which would otherwise restrict fluctuations in the prices at which commodities trade on the LBMA.  In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.  The LBMA has no obligation to consider your interests in calculating or revising the official afternoon gold fixing.  In addition, HSBC Bank USA, N.A., an affiliate of ours, is a member of the LBMA.  HSBC Bank USA, N.A. will have no obligation to consider your interests as a holder of the Notes in determining the LBMA afternoon gold fixing on any day. For additional information about gold, see “Description of the Reference Asset — Gold” below.

The Notes will not be regulated by the U.S. Commodity Futures Trading Commission (the “CFTC”).

Unlike an investment in the Notes, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the CFTC as a “commodity pool operator” (a “CPO”).  Because the Notes will not be interests in a commodity pool, they will not be regulated by the CFTC as a commodity pool, we will not be registered with the CFTC as a CPO and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in futures contracts or who invest in regulated commodity pools.  The Notes will not constitute investments by you or by us on your behalf in futures contracts traded on regulated futures exchanges, which may only be transacted through a person registered with the CFTC as a “futures commission merchant” (“FCM”).  We are not registered with the CFTC as an FCM and you will not benefit from the CFTC’s or any other non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange through a registered FCM.

Commodities are subject to uncertain legal and regulatory regimes, which may result in a hedging disruption event and a loss on your investment.

The commodities that comprise the Reference Asset are subject to legal and regulatory regimes in the United States and, in some cases, in other countries.  Changes in any applicable law, regulation or rule, or interpretation of any such law, regulation or rule, that affects our hedge related to the Notes could result in a Commodity Hedging Disruption Event that would allow us to accelerate the Maturity Date of the Notes and cause an early repayment.  If we elect to accelerate the

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Maturity Date because of a Commodity Hedging Disruption Event, we will pay you an amount determined in good faith and in a commercially reasonable manner by the Calculation Agent. If the payment on the Notes is accelerated, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment.  For additional information, see “Supplemental Information Relating to the Terms of the Notes—Commodity Hedging Disruption Events” below.

The Notes are not insured by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction.  An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity on the Notes. As a holder of the Notes, you will not receive the return you would receive if you had actually purchased or had a short exposure to platinum or gold or exchange-traded or over-the-counter instruments based on platinum or gold.  You will not have any rights that holders of such assets or instruments would have.

No ownership of the commodities that comprise the Reference Asset or contracts related to the commodities that comprise the Reference Asset.

As a holder of the Notes, you will not receive the return you would receive if you had actually purchased or had a short exposure to platinum or gold or exchange-traded or over-the-counter instruments based on platinum or gold.  You will not have any rights that holders of such assets or instruments would have.

Increases in the price of platinum may be offset by increases in the price of gold.

Your Payment at Maturity will be based on the Reference Return, which will be equal to the Platinum Return minus the Gold Return.  Increases in the price of platinum from Trade Date to the Final Valuation Date may be offset if the price of gold increases over the same period.  If the price of platinum increases but the price of gold also increases from the Trade Date to the Final Valuation Date, you will not participate in the full increase in the price of platinum as you would have had the Notes been linked only to the price of platinum.  Moreover, if the increase in the price of gold results in the Reference Return being negative, you will lose some or all of your investment in the Notes.

Certain built-in costs are likely to adversely affect the value of the Notes prior to maturity.

The original issue price of the Notes includes the placement agent’s commission and the estimated cost of HSBC hedging its obligations under the Notes. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging our obligations under the Notes.  In performing these duties, the economic interests of the Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

The price of the platinum and gold and the value of the Notes may be affected by currency exchange fluctuations.

The Official Price of each of platinum and gold is determined in U.S. dollars.  As a result, appreciation of the U.S. dollar will increase the relative cost of each of platinum and gold for foreign consumers, thereby potentially reducing demand for such commodities.  As a result, the prices of platinum and gold and the value of the Notes may be adversely affected by changes in exchange rates between the U.S. dollar and foreign currencies.  In recent years, rates of exchange between the U.S. dollar and various foreign currencies have been highly volatile, and this volatility may continue in the future.  However, fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative of fluctuations that may occur during the term of the Notes.

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Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under “U.S. Federal Income Tax Considerations” herein and the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.

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ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of platinum or gold relative to the Initial Platinum Price or Initial Gold Price, respectively.  We cannot predict the Final Platinum Price or the Final Gold Price.  The assumptions we have made in connection with the illustrations set forth below may not reflect actual events.  You should not take this illustration or these examples as an indication or assurance of the expected level of the Reference Return or the return on the Notes. With respect to the Notes, the Payment at Maturity may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in the Notes for a hypothetical range of performance for the Reference Return from -110% to +100%. The following results are based solely on the assumptions outlined below.  The “Hypothetical Return on the Notes” as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount of Notes to $1,000.  The potential returns described here assume that your Notes are held to maturity. You should consider carefully whether the Notes are suitable to your investment goals.  The following table and examples assume the following:

Principal Amount:	$1,000

Upside Participation Rate:	300%

Hypothetical Initial Platinum Price:	$1,400.00

Hypothetical Initial Gold Price:	$1,600.00

Hypothetical Maximum Return:	33.50% (The actual Maximum Return will be determined on the Trade Date and will not be less than 33.50% or greater than 37.00%)

Hypothetical Reference Return	Hypothetical Payment at Maturity	Hypothetical Return on the Notes
100.00%	$1,335.00	33.50%
80.00%	$1,335.00	33.50%
60.00%	$1,335.00	33.50%
40.00%	$1,335.00	33.50%
30.00%	$1,335.00	33.50%
20.00%	$1,335.00	33.50%
11.17%	$1,335.00	33.50%
10.00%	$1,300.00	30.00%
5.00%	$1,150.00	15.00%
2.00%	$1,060.00	6.00%
1.00%	$1,030.00	3.00%
0.00%	$1,000.00	0.00%
-1.00%	$990.00	-1.00%
-2.00%	$980.00	-2.00%
-5.00%	$950.00	-5.00%
-10.00%	$900.00	-10.00%
-15.00%	$850.00	-15.00%
-20.00%	$800.00	-20.00%
-30.00%	$700.00	-30.00%
-40.00%	$600.00	-40.00%
-60.00%	$400.00	-60.00%
-80.00%	$200.00	-80.00%
-100.00%	$0.00	-100.00%
-105.00%	$0.00	-100.00%
-110.00%	$0.00	-100.00%

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The following examples indicate how the Payment at Maturity would be calculated with respect to a hypothetical $1,000 investment in the Notes, incorporating the assumptions above and the hypothetical Final Platinum Prices and hypothetical Final Gold Prices set forth below:

Example 1: The Final Platinum Price is $1,680.00.  The Final Gold Price is $1,840.00.

The Platinum Return is calculated as follows: (Final Platinum Price – Initial Platinum Price)/ Initial Platinum Price

           ($1,680.00 – $1,400.00)/ $1,400.00 = 20.00%

The Gold Return is calculated as follows: (Final Gold Price – Initial Gold Price)/ Initial Gold Price

($1,840.00 – $1,600.00)/ $1,600.00 = 15.00%

The Reference Return is calculated as follows: Platinum Return – Gold Return = 5.00%

Although the Platinum Return is 20.00%, this is offset by the positive Gold Return.

The Reference Return is 5.00%.

Reference Return:	5.00%
Payment at Maturity:	$1,150.00

Because the Reference Return is positive, and such Reference Return multiplied by the Upside Participation Rate is less than the hypothetical Maximum Return, the Payment at Maturity would be $1,150 per $1,000 Principal Amount of Notes, calculated as follows:

$1,000 + ($1,000 × Reference Return × Upside Participation Rate)

= $1,000 + ($1,000 × 5.00% × 300%)

= $1,150.00

Example 2: The Final Platinum Price is $1,330.00.  The Final Gold Price is $1,360.00.

The Platinum Return is calculated as follows: (Final Platinum Price – Initial Platinum Price)/ Initial Platinum Price

           ($1,330.00 – $1,400.00)/ $1,400.00 = –5.00%

The Gold Return is calculated as follows: (Final Gold Price – Initial Gold Price)/ Initial Gold Price

($1,360.00 – $1,600.00)/ $1,600.00 = –15.00%

The Reference Return is calculated as follows: Platinum Return – Gold Return = 10.00%

Although the Platinum Return is negative, the negative Gold Return causes the Reference Return to be positive.

The Reference Return is 10.00%.

Reference Return:	10.00%
Payment at Maturity:	$1,300.00

Because the Reference Return is positive, and such Reference Return multiplied by the Upside Participation Rate is less than the hypothetical Maximum Return, the Payment at Maturity would be $1,300 per $1,000 Principal Amount of Notes, calculated as follows:

$1,000 + ($1,000 × Reference Return × Upside Participation Rate)

= $1,000 + ($1,000 × 10.00% × 300%)

= $1,300.00

Examples 1 and 2 show that you will receive the return of your principal investment plus a return equal to the Reference Return multiplied by 300% when such Reference Return is positive and (as magnified by the Upside Participation Rate) is equal to or less than the Maximum Return.

Example 3: The Final Platinum Price is $1,540.00.  The Final Gold Price is $1,440.00.

The Platinum Return is calculated as follows: (Final Platinum Price – Initial Platinum Price)/ Initial Platinum Price

           ($1,540.00 – $1,400.00)/ $1,400.00 = 10.00%

The Gold Return is calculated as follows: (Final Gold Price – Initial Gold Price)/ Initial Gold Price

($1,440.00 – $1,600.00)/ $1,600.00 = –10.00%

The Reference Return is calculated as follows: Platinum Return – Gold Return = 20.00%

The positive Platinum Return is increased by the negative Gold Return, resulting in the Reference Return equaling 20.00%.

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The Reference Return is 20.00%.

Reference Return:	20.00%
Payment at Maturity:	$1,335.00

Because the Reference Return is positive, and such Reference Return multiplied by the Upside Participation Rate is greater than the hypothetical Maximum Return, the Payment at Maturity would be $1,335.00 per $1,000 Principal Amount of Notes, calculated as follows:

$1,000 + ($1,000 × Maximum Return)

= $1,000 + ($1,000 × 33.50%)

= $1,335.00

Example 3 shows that you will receive the return of your principal investment plus a return equal to the Maximum Return when the Reference Return is positive and if such Reference Return multiplied by 300% exceeds the Maximum Return.

Example 4: The Final Platinum Price is $1,470.00.  The Final Gold Price is $1,840.00.

The Platinum Return is calculated as follows: (Final Platinum Price – Initial Platinum Price)/ Initial Platinum Price

           ($1,470.00 – $1,400.00)/ $1,400.00 = 5.00%

The Gold Return is calculated as follows: (Final Gold Price – Initial Gold Price)/ Initial Gold Price

($1,840.00 – $1,600.00)/ $1,600.00 = 15.00%

The Reference Return is calculated as follows: Platinum Return – Gold Return = –10.00%

The positive Platinum Return is offset by the positive Gold Return causing the Reference Return to be negative.

The Reference Return is -10.00%.

Reference Return:	-10.00%
Payment at Maturity:	$900.00

Here, the Reference Return is -10.00%.  The Payment at Maturity would be $900.00 per $1,000 Principal Amount of Notes calculated as follows:

$1,000 + [$1,000 × Reference Return]

= $1,000 + [$1,000 × -10.00%]

= $900.00

Example 5: The Final Platinum Price is $1,120.00.  The Final Gold Price is $1,920.00.

The Platinum Return is calculated as follows: (Final Platinum Price – Initial Platinum Price)/ Initial Platinum Price

           ($1,120.00 – $1,400.00)/ $1,400.00 = –20.00%

The Gold Return is calculated as follows: (Final Gold Price – Initial Gold Price)/ Initial Gold Price

($1,920.00 – $1,600.00)/ $1,600.00 = 20.00%

The Reference Return is calculated as follows: Platinum Return – Gold Return = –40.00%

The Platinum Return is negative and the Gold Return is positive causing the Reference Return to be negative.

The Reference Return is -40.00%.

Reference Return:	-40.00%
Payment at Maturity:	$600.00

Here, the Reference Return is -40.00%.  The Payment at Maturity would be $600.00 per $1,000 Principal Amount of Notes, calculated as follows:

$1,000 + [$1,000 × Reference Return]

= $1,000 + [$1,000 × -40.00%]

= $600.00

Examples 4 and 5 show that you are exposed on a 1-to-1 basis to negative values of the Reference Return.

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Example 6: The Final Platinum Price is $980.00.  The Final Gold Price is $2,880.00.

The Platinum Return is calculated as follows: (Final Platinum Price – Initial Platinum Price)/ Initial Platinum Price

           ($980.00 – $1,400.00)/ $1,400.00 = –30.00%

The Gold Return is calculated as follows: (Final Gold Price – Initial Gold Price)/ Initial Gold Price

($2,880.00 – $1,600.00)/ $1,600.00 = 80.00%

The Reference Return is calculated as follows: Platinum Return – Gold Return = –110.00%

The Platinum Return is negative and the Gold Return is positive causing the Reference Return to be negative.

The Reference Return is -110.00%.

Reference Return:	-110.00%
Payment at Maturity:	$0.00

Here, although the Reference Return is -110.00%, the Payment at Maturity would be $0.00 per $1,000 Principal Amount of Notes.

Examples 6 shows that, although you are exposed on a 1-to-1 basis to negative values of the Reference Return, you cannot lose more than you investment in the Notes.

If the Reference Return is less than the zero, you will lose some, and could lose all, of your principal at maturity.

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DESCRIPTION OF THE REFERENCE ASSET

Platinum

The London palladium market is the principal global clearing center for over-the-counter platinum transactions, including transactions in spot and forward contracts.  The principal representative body of the London platinum market is the LPPM.

At 9:45 a.m. and at 2:00 p.m. London time on each business day, there is a “fixing” which provides reference platinum prices for that day’s trading.

Clients place orders with the dealing rooms of LPPM members, who net all orders before communicating their interest to their representative at the platinum fixing telephonic meeting.  Orders may be changed at any time during these proceedings. The platinum price is adjusted to reflect whether there are more buyers or sellers at a given price until supply and demand are balanced.  If the prices do not match, the same procedures are followed again at higher or lower prices, at which time the price is declared fixed.  All fixing orders are then fulfilled at this price, which is communicated to the market through various media. The London Platinum Fix Price is the most widely used benchmark for daily platinum prices.

Historical Prices of Platinum

The following graph sets forth the historical performance of platinum based on the daily historical London P.M. fixing prices from January 8, 2007 through January 5, 2012.  The London P.M. fixing price for platinum on January 5, 2012 was $1,415.00. We obtained the London P.M. fixing prices below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.

The historical Official Prices of platinum should not be taken as an indication of future performance, and no assurance can be given as to the Final Platinum Price. We cannot give you assurance that the performance of platinum will result in the return of any of your initial investment.

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Gold

The Official Price of gold is a benchmark price used in the markets where gold is sold for U.S. dollars and delivered immediately. The Official Price of gold is an internationally published benchmark of the spot price of gold in U.S. dollars per troy ounce as determined at 3:00 p.m. London time. The Official Price of gold is determined by five market-making members of the LBMA. These members meet by telephone each London business day at 3:00 p.m. to determine the Gold Spot Price. The five members are the Bank of Nova Scotia-ScotiaMocatta, Barclays Bank Plc, Deutsche Bank AG, HSBC Bank USA, N.A., and Société Générale.

The LBMA is an OTC market, as opposed to an exchange-traded environment. Members of the LBMA typically trade with each other and with their clients on a principal-to-principal basis. All risks, including those of credit, are between the two parties to a transaction.

An investment in the notes does not entitle you to any ownership interest, either directly or indirectly, in gold or in any gold transaction traded on the LBMA.

The Notes are not sponsored, endorsed, sold, or promoted by the LBMA. The LBMA takes no responsibility for the accuracy and/or the completeness of information provided in this term sheet, the accompanying prospectus supplement or the accompanying prospectus. In addition, the LBMA is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are to initially be sold, or the quantities of the Notes to be issued or in the determination or calculation of the amount payable on maturity. The LBMA has no obligation in connection with the administration, marketing, or trading of the Notes.

Historical Prices of Gold

The following graph sets forth the historical performance of gold based on the daily historical London P.M. fixing prices from January 8, 2007 through January 5, 2012.  The London P.M. fixing price for gold on January 5, 2012 was $1,599.00. We obtained the London P.M. fixing prices below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.

The historical Official Prices of gold should not be taken as an indication of future performance, and no assurance can be given as to the Final Gold Price. We cannot give you assurance that the performance of gold will result in the return of any of your initial investment.

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SUPPLEMENTAL INFORMATION RELATING TO THE TERMS OF THE NOTES

Market Disruption Events

If any day on which the Official Price of platinum or gold (each a “reference commodity”) is to be determined (a “valuation date”) is not a scheduled trading day with respect to such reference commodity, then the valuation date with respect to such reference commodity will be the next day that is a scheduled trading day.  If a market disruption event (as defined below) with respect to a reference commodity exists on a valuation date, then the Official Price for such reference commodity for such valuation date will be determined by the Calculation Agent in good faith and in its sole discretion.  If the Final Valuation Date is postponed, then the Maturity Date will also be postponed by an equal number of business days following the postponed Final Valuation Date and no interest will be paid in respect of such postponement.

“Market disruption event” with respect to a reference commodity means any day on which a condition specified in (a)—(e) below exists and which the Calculation Agent determines is material:

(a)	with respect to platinum only, the LPPM fails to determine or publish its London P.M. fixing price for platinum;

(b)	with respect to gold only, the LBMA fails to determine or publish its London P.M. fixing price for gold;

(c)
any suspension of or limitation imposed on trading, whether by reason of movements in price exceeding limits or otherwise, (A) relating to a reference commodity on the LPPM or the LBMA, as applicable or (B) in futures or options contracts relating to a reference commodity on any exchange or trading market for such contracts;

(d)
any event that disrupts or impairs (as determined by the Calculation Agent) the ability of market participants (A) to effect transactions in, or obtain market values for, a reference commodity or (B) to effect transactions in, or obtain market values for, any futures or options contracts relating to a reference commodity, on any exchange or trading market for such contracts; or

(e)
any other event as determined by the Calculation Agent that materially interferes with the ability of the issuer or any of its affiliates to unwind all or a portion of a hedge with respect to the Notes that the issuer or its affiliates have effected or may effect as described under “Selected Risk Considerations — Potential Conflicts” below.

“Scheduled trading day” means any day on which the LPPM is scheduled to determine and publish its London P.M. fixing price for platinum and the LBMA is scheduled to determine and publish its London P.M. fixing price for gold.

Commodity Hedging Disruption Events

If a Commodity  Hedging  Disruption  Event occurs, we shall  have  the right to accelerate the Maturity Date of the Notes and cause an early repayment by written notice to the trustee  at  its New York office no later than one business day immediately following  the  day  on  which  such  Commodity  Hedging  Disruption  Event occurred.  The Calculation Agent shall determine on the date of such notice the amount due on such early acceleration in good faith in a commercially reasonable manner.  We will pay such amount on the fifth business  day  following  the  day  on which the Calculation Agent delivers notice  of  such acceleration  to the trustee. We will provide, or will cause the Calculation Agent to provide, written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC, of the cash amount due with respect to the Notes no later than two business days prior to the date on which such payment is due.

A “Commodity Hedging Disruption Event” means that due to (i) the adoption of, or any change in, any applicable law, regulation or rule or (ii) the promulgation of, or any change in, the interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law, rule, regulation or order (including, without limitation, as implemented by the CFTC or any exchange or trading facility), in each case occurring on or after the Pricing Date, the Calculation Agent determines in good faith that it is contrary to such law, rule, regulation or order to purchase, sell, enter into, maintain, hold, acquire or dispose of our or our affiliates’ (A) positions or contracts in securities, options, futures, derivatives or foreign exchange or (B) other instruments or arrangements, in each case, in order to hedge individually or in the aggregate on a portfolio basis our obligations under the Notes (“hedge positions”), including, without limitation, if such hedge positions are (or, but for the consequent disposal thereof, would otherwise be) in excess of any allowable position limit(s) in relation to any commodity traded on any exchange(s) or other trading facility (it being within the sole and absolute discretion of the Calculation Agent to determine which of the hedge positions are counted towards such limit).

Discontinuance or Modification of the Reference Asset; Alteration of Method of Calculation

If (i) the LPPM or the LBMA discontinues trading platinum or gold, respectively, or (ii) there is a material modification in the content, composition or constitution of a reference commodity, and if the Calculation Agent determines that the LPPM or the LBMA, or any other market trades a successor or substitute commodity or contract that is substantially similar to such reference commodity, then in each case that commodity or contract (the “successor asset”) will replace such reference commodity.

If the Calculation Agent determines that no successor asset exists, the Calculation Agent will determine the relevant Official Prices on any scheduled trading day and the Final Platinum Price or Final Gold Price (as applicable).  If a successor asset is selected by the

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Calculation Agent, that successor asset will be used as a substitute for the original reference commodity for all purposes, including for purposes of determining the relevant Official Prices on any scheduled trading day, the Final Platinum Price or the Final Gold Price, as applicable, and whether a market disruption event exists.  In this circumstance, the Calculation Agent may choose to determine the Official Prices and the Final Price by reference to a single price source or multiple price sources.  This choice may be affected by a number of factors, including whether the market(s) for the successor asset trade continuously, centrally fix prices and/or announce closing prices.

If the Calculation Agent determines that the method of calculating the price of a reference commodity used by the LPPM or the LBMA has been modified in any material respect, then the Calculation Agent will (i) make such adjustments to the relevant Official Prices on any scheduled trading day, the Final Platinum Price or Final Gold Price, as applicable, and any other terms of the Notes as it considers necessary to account for the economic effect of such modification and (ii) determine the Payment at Maturity with reference to the terms of the Notes as adjusted.

In each of the foregoing events, the relevant Official Prices on any scheduled trading day and the Final Platinum Price or Final Gold Price, as applicable, may be different than it would have been if the original reference commodity had not been discontinued or modified.  Thus, discontinuation or modification of any reference commodity may adversely affect the value of the Notes.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the Calculation Agent will determine the accelerated payment due and payable in the same general manner as described in this free writing prospectus except that in such a case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return.  If a Market Disruption Event exists with respect to a reference commodity on that scheduled trading day, then the accelerated Final Valuation Date will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date).  The accelerated maturity date will then be the third business day following the postponed accelerated Final Valuation Date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes.  For more information, see “Description of Debt Securities — Events of Default” in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes.  Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC for distribution to other registered broker-dealers or will offer the Notes directly to investors.  HSBC Securities (USA) Inc. proposes to offer the Notes at the offering price set forth on the cover page of this free writing prospectus and will receive underwriting discounts and commissions of up to 2.00%, or $20.00, per $1,000 Principal Amount of Notes.  HSBC Securities (USA) Inc. may allow selling concessions on sales of such Notes by other brokers or dealers of up to 2.00%, or $20.00, per $1,000 Principal Amount of Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Settlement Date set forth on page FWP-2 of this document, which may be more than three business days following the Trade Date of the Notes.  Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise.  Accordingly, purchasers who wish to trade Notes on the Trade Date and before settlement will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

See ‘Supplemental Plan of Distribution’ on page S-52 in the prospectus supplement. All references to NASD Rule 2720 in the prospectus supplement shall be to FINRA Rule 5121.

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U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes.  Under one approach, the Notes should be treated as pre-paid forward or other executory contracts with respect to the Reference Asset.  We intend to treat the Notes consistent with this approach.  Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Notwithstanding any disclosure in the accompanying prospectus supplement to the contrary, our special U.S. tax counsel in this transaction is Sidley Austin llp. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Sidley Austin llp, it is reasonable to treat the Notes as pre-paid forward or other executory contracts with respect to the Reference Asset.  Pursuant to this approach, we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Note for more than one year at such time for U.S. federal income tax purposes.  Additionally, it is possible that the Internal Revenue Service could assert that the Notes should be treated as giving rise to “collectibles” gain or loss if you hold your Notes for more than one year, although we do not think such a treatment would be appropriate in this case because a sale or exchange of the Notes is not a sale or exchange of a collectible but is rather a sale or exchange of a pre-paid forward or other executory contract that reflects the value of one or more collectibles.  “Collectibles” gain is currently subject to tax at marginal rates of up to 28%.

For a further discussion of the U.S. federal income tax consequences related to the Notes, see the section “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.

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